Rediff.Com Reports Fiscal 2014 Fourth Quarter and Year-end Results

Mumbai, India, June 3, 2014

Rediff.com, one of the premier online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced results for its fourth quarter and fiscal year ended March 31, 2014.

For the quarter ended March 31, 2014, the Company reported a 10% increase in overall revenues in rupee terms. In US Dollar terms, the overall revenues for the fourth fiscal quarter were $4.01 million, a 4% decline compared to $4.18 million reported in the comparable year-ago period. Much of this growth was driven by strength in the Company’s fee-based revenues and Online shopping marketplace, offset by declines in its traditional U.S. publishing business and in online advertising revenues.

During the fiscal fourth quarter, the Company registered strong growth in its Online shopping marketplace which grew 103%, while maintaining a positive product margin of 14%, thereby exceeding revenue from the display advertising business for the first time in the Company’s history. This is a result of the relentless efforts to make the online shopping marketplace easy for merchants and customers to participate in, using data analytics and platform improvements to improve delivery metrics. The Company also added over 400 merchants during the quarter and increased the number of product listings available on its site to over 450,000.

The Company’s fee-based Enterprise Class Email Business grew 22% and during the past quarter, Rediff continued to add to its roster base, with 85 new corporate clients. Additionally, during the year, Rediff’s Enterprise Mail Solution won the coveted CIO Choice Award for 2014 in the Enterprise Email category, a significant recognition which has opened up new avenues for brand recognition and future growth. The Company’s client base for its Enterprise Class Email business now stands at over 1,000 for the first time since the solution was first introduced.

“We believe that our Online Shopping Marketplace and Enterprise Class Email Businesses will be the near-term growth drivers for our company, with the bulk of our growth coming from our Online Shopping Marketplace. l feel confident that longer-term, we will see meaningful growth from our Vubites platform to turbo-charge TV advertising using internet technology, which should have a carry-over effect on other aspects of our business,” said Ajit Balakrishnan, Chairman and CEO, Rediff.com India Ltd.

For the full fiscal year ended March 31, 2014, total revenues increased by 4% to $16.25 million, as compared to $15.66 million in the corresponding fiscal year. Driving this increase was growth in the Company’s India Online operations, offset by declines in the U.S. Publishing business. The Company saw a modest increase in its gross profit margin of 1% for the comparable fiscal year.

Mr. Balakrishnan continued, “With the national elections behind us, we are optimistic that government and industry investments will intensify and broadband and internet penetration will improve over the coming years. We have been patient, and have worked hard to improve our technology platform and expand our offerings during the economic downturn. We will continue to be mindful of costs, but will also be more opportunistic as we look to further expand our reach and subscriber base. We remain focused on building a long-term sustainable business model and generating returns for our shareholders.”

Further details of Rediff.com’s results for the fourth fiscal quarter and fiscal year ended March 31, 2014 are appended in tabular form to this press release. A script of the earnings result conference call held on June 3, 2014 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER AND YEAR ENDED MARCH 31, 2014

       (All figures are in US$ million, unless otherwise indicated below)

	Quarter ended March 31		Year ended March 31
	2014	2013	2014	2013
Revenues
India Online	3.53	3.54	13.50	12.53
US Publishing	0.48	0.64	2.75	3.13
Total Revenues	4.01	4.18	16.25	15.66
Cost of Revenues *	(2.58)	(2.49)	(10.04)	(9.94)
Gross Margin	1.43	1.69	6.21	5.72
Gross Margin %	36%	40%	38%	37%
Operating Expenses * (see note 5 below)	(4.35)	(3.63)	(13.72)	(13.80)
Operating EBITDA	(2.92)	(1.94)	(7.51)	(8.08)
Depreciation / Amortization	(0.78)	(0.93)	(3.09)	(3.67)
Interest Income	0.32	0.43	1.33	1.95
Other Income (see note 4 below)	-	0.15	0.41	1.56
Gain on sale of investment	-	-	2.74	-
Goodwill impairment	-	-	-	(2.00)
Promissory Note impairment	-	(1.10)	-	(1.10)
Long lived asset impairment	(0.04)	-	(0.04)	-
Foreign Exchange gain (loss)	0.01	(0.09)	0.03	(0.10)
Equity in net loss of equity method investee	-	(0.02)	-	(0.02)
Net loss before income taxes	(3.41)	(3.50)	(6.13)	(11.46)
Tax	0.02	0.03	0.02	0.03
Net loss	(3.39)	(3.47)	(6.11)	(11.43)
Net loss per ADS (in US dollars)	(0.123)	(0.126)	(0.221)	(0.414)
Net loss per ADS (in US dollars) diluted	(0.123)	(0.126)	(0.221)	(0.414)
Weighted average ADS Outstanding (in millions)	27.59	27.59	27.59	27.59
* Stock based Compensation included in:
Cost of revenue	-	0.01	0.02	0.05
Operating expenses	0.15	0.26	0.46	0.71

Notes:

1.	Each ADS represents one half of an equity share.

2.	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

3.	The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

4.	During the quarter ended December 31, 2012 the company exited from one of its equity investments, which accounted for a one time gain from the sale of the investment of US$ 1.4 million included under the heading Other Income.

5.	Operating expenses for the 4th fiscal quarter and the fiscal year ended March 31, 2014, include a one- time expense of $770,043, relating to the write down of an accumulated Service Tax Cenvat credit. In the 4th quarter ended March 31, 2014, the Company realized that it was not eligible for this Service Tax Cenvat credit, which it had been accruing beginning in July 2012. As a result, the Company’s balance sheets overstated non-current assets by $383,298 as of the fiscal year ended March 31, 2013, and $523,304 as of the fiscal quarter ended September 30, 2013.

Non-GAAP Measures Note

Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER AND YEAR ENDED MARCH 31, 2014

(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2014	2013	2014	2013
Operating EBITDA	(2.92)	(1.94)	(7.51)	(8.08)
Depreciation / Amortization	(0.78)	(0.93)	(3.09)	(3.67)
Interest Income	0.32	0.43	1.33	1.95
Other Income	-	0.15	0.41	1.56
Gain on sale of investment	-	-	2.74	-
Goodwill impairment	-	-	-	(2.00)
Promissory Note impairment	-	(1.10)	-	(1.10)
Long-lived asset impairment	(0.04)	-	(0.04)	-
Foreign Exchange gain (loss)	0.01	(0.09)	0.03	(0.10)
Equity in net loss of equity method investee	-	(0.02)	-	(0.02)
Net loss before income taxes	(3.41)	(3.50)	(6.13)	(11.46)
Tax	0.02	0.03	0.02	0.03
Net loss	(3.39)	(3.47)	(6.11)	(11.43)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization, impairment of Goodwill and foreign exchange gain (loss). We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER AND YEAR ENDED MARCH 31, 2014

(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2014	2013	2014	2013
Operating Expenses (GAAP)	5.16	4.65	16.82	19.57
Depreciation/Amortization	(0.78)	(0.93)	(3.09)	(3.67)
Goodwill impairment	-	-	-	(2.00)
Long-lived asset impairment	(0.04)	-	(0.04)	-
Foreign Exchange gain (loss)	0.01	(0.09)	0.03	(0.10)
Operating Expense (Non-GAAP)	4.35	3.63	13.72	13.80

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-6182 0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com